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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For September 7, 2005

Commission file number:   000-50376

Northern Canadian Minerals Inc.

(Translation of registrant’s name into English)

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  Yes

                         No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  Yes

                         No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes                 No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Canadian Minerals Inc.

(Registrant)

“Peeyush Varshney”

Date:   September 7, 2005

____________________________________

Peeyush Varshney, CFO & Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

September 8, 2005

Item 3.

Press Release

Issued on September 8, 2005, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. is pleased to announce the acquisition of a mineral claim in the Fond-du-Lac area of Saskatchewan that contains a variety of Rare Earth Elements. The stratabound mineralization is hosted in a garnet-feldspar gneiss that is up to five metres wide and extends for at least 600 metres along strike.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Hari Varshney

      Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

      V6C 3L2

(604) 684-2181

      (604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 7th day of September 2005.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

September 7, 2005

(No. 2005-09-05)

Contact: Investor Relations

Phone (604) 684-2181

info@varshneycapital.com

Northern Canadian Acquires Rare Earth Metals Prospect in Saskatchewan

Vancouver, BC – September 7, 2005 – Northern Canadian Minerals Inc. (TSX.V: NCA) (the “Company”) is pleased to announce the acquisition of a mineral claim in the Fond-du-Lac area of Saskatchewan that contains a variety of Rare Earth Elements. The stratabound mineralization is hosted in a garnet-feldspar gneiss that is up to five metres wide and extends for at least 600 metres along strike.

The showing is thought to be an ancient metamorphosed beach sand or paleoplacer that is rich in Rare Earth Elements.

According to Northern Canadian Minerals Inc. President, Peeyush Varshney “the lateral extent of the mineralized horizon is extremely encouraging and suggests large tonnage potential.”

Noting that “the high unit value of Rare Earth Elements makes them very attractive exploration targets,” Varshney emphasized that “the Company fully intends to exploit the potential of this property in conjunction with its uranium exploration activities in the Wollaston Lake area of northern Saskatchewan.”

The mineralized zone at Fond-du-Lac contains up to 50% monazite and 10-50% ilmenite and returned values as high as 15.7% Rare Earth oxides. These oxides are comprised primarily of lanthum, cerium, gadolinium and 16% TiO2. High counts of thorium, a uranium daughter product that can be used as nuclear fuel in place of uranium, have also been reported, along with minor gold values.

Trenching and sampling have confirmed the presence of other rare earth oxides including (in order of magnitude): scandium, terbium, ytterbium, yttrium, lutetium, praseodymium and neodymium.

Rare Earth elements find a wide range of applications in metallurgy, fuel cells, the coloring of glass and ceramics, and the production of magnets. The growing demand for Rare Earths is based on their unique physical and chemical properties, which make them indispensable to many high performance applications.

ON BEHALF OF THE BOARD OF DIRECTORS

NORTHERN CANADIAN MINERALS INC.

“Peeyush Varshney”

Peeyush Varshney

President